AGREEMENT AND PLAN OF MERGER



                               by and between



                         SWISS REINSURANCE COMPANY,


                           SRC ACQUISITION CORP.,


                            LIFE RE CORPORATION


                            and, if applicable,


                    SWISS RE AMERICA HOLDING CORPORATION


                             __________________


                               July 27, 1998


                             __________________



                             TABLE OF CONTENTS

                                                                        Page
 ARTICLE 1   THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . 1
      1.1    The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . 1
      1.2    Closing; Effective Time . . . . . . . . . . . . . . . . . . . 2
      1.3    Certificate of Incorporation  . . . . . . . . . . . . . . . . 3
      1.4    By-laws . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
      1.5    Directors and Officers  . . . . . . . . . . . . . . . . . . . 3

 ARTICLE 2   CONVERSION OF SECURITIES  . . . . . . . . . . . . . . . . . . 3
      2.1    Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . 3
      2.2    Treasury Stock and Parent-Owned Stock . . . . . . . . . . . . 4
      2.3    Dissenting Shares . . . . . . . . . . . . . . . . . . . . . . 5
      2.4    Merger Sub Stock  . . . . . . . . . . . . . . . . . . . . . . 5
      2.5    Exchange of Certificates  . . . . . . . . . . . . . . . . . . 5
      2.6    Options . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

 ARTICLE 3   REPRESENTATIONS AND WARRANTIESOF THE COMPANY  . . . . . . . . 9
      3.1    Organization  . . . . . . . . . . . . . . . . . . . . . . . . 9
      3.2    Capitalization  . . . . . . . . . . . . . . . . . . . . . .  10
      3.3    Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . .  11
      3.4    Authorization; Binding Agreement  . . . . . . . . . . . . .  12
      3.5    Noncontravention  . . . . . . . . . . . . . . . . . . . . .  12
      3.6    Approvals . . . . . . . . . . . . . . . . . . . . . . . . .  13
      3.7.A  SEC Filings; Financial Statements . . . . . . . . . . . . .  14
      3.7.B  Insurance Subsidiary Statements . . . . . . . . . . . . . .  15
      3.7.C  No Undisclosed Liabilities  . . . . . . . . . . . . . . . .  16
      3.8    Absence of Certain Changes or Events  . . . . . . . . . . .  17
      3.9    Litigation, Judgments, No Default, Etc  . . . . . . . . . .  19
      3.10   Compliance  . . . . . . . . . . . . . . . . . . . . . . . .  19
      3.11   Tax Returns and Tax Payments  . . . . . . . . . . . . . . .  20
      3.12   Employee Benefit Plans  . . . . . . . . . . . . . . . . . .  21
      3.13   Information Supplied  . . . . . . . . . . . . . . . . . . .  26
      3.14   Finders and Investment Bankers  . . . . . . . . . . . . . .  27
      3.15   Opinion of Financial Advisor  . . . . . . . . . . . . . . .  27
      3.16   Reserves  . . . . . . . . . . . . . . . . . . . . . . . . .  27
      3.17   Collective Bargaining Agreements  . . . . . . . . . . . . .  29
      3.18   No Default  . . . . . . . . . . . . . . . . . . . . . . . .  29
      3.19   Insurance . . . . . . . . . . . . . . . . . . . . . . . . .  30
      3.20   Related Parties . . . . . . . . . . . . . . . . . . . . . .  30
      3.21   Proprietary Rights  . . . . . . . . . . . . . . . . . . . .  31
      3.22   Compliance with Law . . . . . . . . . . . . . . . . . . . .  31
      3.23   Real Property . . . . . . . . . . . . . . . . . . . . . . .  32
      3.24   Licenses and Permits  . . . . . . . . . . . . . . . . . . .  33
      3.25   Environmental Matters . . . . . . . . . . . . . . . . . . .  33
      3.26   Letters of Credit . . . . . . . . . . . . . . . . . . . . .  35

 ARTICLE 4   REPRESENTATIONS AND WARRANTIES OF
             THE PARENT, HOLDING AND THE MERGER SUB  . . . . . . . . . .  36
      4.1    Organization  . . . . . . . . . . . . . . . . . . . . . . .  36
      4.2    Authorization; Binding Agreement  . . . . . . . . . . . . .  36
      4.3    Noncontravention  . . . . . . . . . . . . . . . . . . . . .  37
      4.4    Governmental Approvals  . . . . . . . . . . . . . . . . . .  38
      4.5    Finders and Investment Bankers  . . . . . . . . . . . . . .  38
      4.6    Information Supplied  . . . . . . . . . . . . . . . . . . .  39

 ARTICLE 5   COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . .  39
      5.1    Conduct of Business of the Company  . . . . . . . . . . . .  39
      5.2    Stockholder Approval; Proxy Statement . . . . . . . . . . .  42
      5.3    Access and Information. . . . . . . . . . . . . . . . . . .  42
      5.4    Takeover Statutes . . . . . . . . . . . . . . . . . . . . .  43
      5.5    No Solicitation . . . . . . . . . . . . . . . . . . . . . .  44
      5.6    Reasonable Efforts; Additional Actions.   . . . . . . . . .  48
      5.7    Notification of Certain Matters . . . . . . . . . . . . . .  49
      5.8    Public Announcements  . . . . . . . . . . . . . . . . . . .  50
      5.9    Certain Employee Matters  . . . . . . . . . . . . . . . . .  50
      5.10   Investment Portfolio  . . . . . . . . . . . . . . . . . . .  53
      5.11   Swiss Re America Holding Corporation. . . . . . . . . . . .  53
      5.12   Indemnification of Directors and Officers . . . . . . . . .  53

 ARTICLE 6   CONDITIONS  . . . . . . . . . . . . . . . . . . . . . . . .  56
      6.1    Conditions to Each Party's Obligations  . . . . . . . . . .  56
      6.2    Conditions to Obligation of the Parent, Holding
               and the Merger Sub  . . . . . . . . . . . . . . . . . . .  58
      6.3    Conditions to Obligation of the Company . . . . . . . . . .  58

 ARTICLE 7   TERMINATION . . . . . . . . . . . . . . . . . . . . . . . .  59
      7.1    Termination . . . . . . . . . . . . . . . . . . . . . . . .  59
      7.2    Procedure for and Effect of Termination . . . . . . . . . .  60

 ARTICLE 8   MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . .  61
      8.1    Certain Definitions . . . . . . . . . . . . . . . . . . . .  61
      8.2    Amendment and Modification  . . . . . . . . . . . . . . . .  63
      8.3    Waiver of Compliance; Consents  . . . . . . . . . . . . . .  63
      8.4    Survival  . . . . . . . . . . . . . . . . . . . . . . . . .  64
      8.5    Notices . . . . . . . . . . . . . . . . . . . . . . . . . .  64
      8.6    Assignment  . . . . . . . . . . . . . . . . . . . . . . . .  65
      8.7    Expenses  . . . . . . . . . . . . . . . . . . . . . . . . .  65
      8.8    Governing Law . . . . . . . . . . . . . . . . . . . . . . .  65
      8.9    Counterparts  . . . . . . . . . . . . . . . . . . . . . . .  66
      8.10   Interpretation  . . . . . . . . . . . . . . . . . . . . . .  66
      8.11   Entire Agreement  . . . . . . . . . . . . . . . . . . . . .  66
      8.12   No Third Party Beneficiaries  . . . . . . . . . . . . . . .  66

 SCHEDULES

 Schedule 3.2     -  Capitalization
 Schedule 3.3     -  Subsidiaries
 Schedule 3.5     -  Consents
 Schedule 3.7.C   -  No Undisclosed Liabilities
 Schedule 3.8     -  Certain Changes or Events
 Schedule 3.9     -  Litigation
 Schedule 3.10    -  Compliance
 Schedule 3.12(b) -  Employee Benefit Plans
 Schedule 3.21    -  Proprietary Rights
 Schedule 3.25    -  Environmental Matters
 Schedule 5.9(b)  -  Employment and Severance Agreements
 Schedule 5.9(c)  -  LTIP Payments








                        AGREEMENT AND PLAN OF MERGER


           AGREEMENT AND PLAN OF MERGER dated as of July 27, 1998 (the "Agreement"), by and between Swiss Reinsurance Company, a Swiss corporation (the "Parent"), SRC Acquisition Corp., a Delaware corporation wholly-owned by the Parent (the "Merger Sub"), Life Re Corporation, a Delaware corporation (the "Company") and, if applicable, Swiss Re America Holding Corporation, a Delaware corporation wholly-owned by the Parent ("Holding").

           WHEREAS, the respective boards of directors of the Parent, the Merger Sub and the Company have approved this Agreement pursuant to which, among other things, the Merger Sub will be merged with and into the Company (the "Merger") on the terms and conditions contained herein and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"); and

           WHEREAS, the Parent, the Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger;

           NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:


                                 ARTICLE 1

                                 THE MERGER

           1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2) and in accordance with the DGCL, the Merger Sub shall be merged with and into the Company, which shall be the surviving corporation in the Merger (the "Surviving Corporation"). At the Effective Time, the separate existence of the Merger Sub shall cease and the other effects of the Merger shall be as set forth in Section 259 of the DGCL. The Merger Sub and the Company are sometimes collectively referred to herein as the "Constituent Corporations."

           1.2  Closing; Effective Time. Subject to the provisions of
 Article 6, the closing of the Merger (the "Closing") shall take place in New York City at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, as soon as practicable but in no event later than 10:00 a.m. New York City time on the second business day after the date on which each of the conditions set forth in Article 6 (other than conditions that are satisfied by the delivery of documents or the payment of money at the Closing) have been satisfied or waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as the Parent and the Company may mutually agree. Notwithstanding the foregoing, upon notice given to the Company by the Parent, the Parent may delay the Closing until a business day not later than January 8, 1999. The date on which the Closing actually occurs is hereinafter referred to as the "Closing Date." At the Closing, the Merger Sub and the Company shall cause a certificate of merger (the "Certificate of Merger") to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective as of the date and time of such filing or as of such subsequent date or time as the Parent and the Company shall agree to and shall be set forth in the Certificate of Merger (the "Effective Time").

           1.3 Certificate of Incorporation. The certificate of incorporation of the Merger Sub, as in effect immediately prior to the Effective Time, shall be, from and after the Effective Time, the certificate of incorporation of the Surviving Corporation, until thereafter altered, amended or repealed as provided therein and in accordance with applicable law.

           1.4 By-laws. The by-laws of the Merger Sub, as in effect immediately prior to the Effective Time, shall become, from and after the Effective Time, the by-laws of the Surviving Corporation, until thereafter altered, amended or repealed as provided therein and in accordance with applicable law.

           1.5 Directors and Officers. The directors and officers of the Merger Sub immediately prior to the Effective Time shall become, from and after the Effective Time, the directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or their earlier resignation or removal.


                                 ARTICLE 2

                     CONVERSION OF SECURITIES; OPTIONS

           2.1 Common Stock. Each share of Common Stock, par value $.001 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in Section 2.3) and Parent Shares (as defined in
 Section 2.2), if any) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive an amount in cash equal to $95.00 per share plus, if the Closing is delayed by the Parent in accordance with Section 1.2, an additional payment per share equal to $.0208 per day from, but not including, the date on which the Closing would have occurred absent the exercise by the Parent of its right to delay the Closing to, and including, the Closing Date (the "Common Stock Price Per Share") payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such share of Company Common Stock in accordance with Section 2.5. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of the Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Common Stock Price Per Share shall be correspondingly adjusted on a per-share basis to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

           2.2 Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock held in the Company's treasury immediately prior to the Effective Time, if any, and each share of Company Common Stock then owned by the Parent, Holding, the Merger Sub or any other wholly-owned subsidiary of the Parent (collectively, "Parent Shares"), if any, shall, by virtue of the Merger, automatically be canceled and retired and cease to exist and no consideration shall be delivered in exchange therefor.

           2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a stockholder who has properly exercised and perfected appraisal rights under Section 262 of the DGCL ("Dissenting Shares"), shall not be converted into or exchangeable for the right to receive the Common Stock Price Per Share, but shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal and payment under the DGCL, each share of Company Common Stock of such holder shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Common Stock Price Per Share, without any interest thereon, in accordance with Section 2.5, and such shares shall no longer be Dissenting Shares.

           2.4 Merger Sub Stock. Each share of common stock and each share of preferred stock of the Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock and one share of preferred stock, respectively, of the Surviving Corporation.

           2.5  Exchange of Certificates.

                2.5.1 On or before the Effective Time, the Parent shall deposit or cause to be deposited in trust with a bank or trust company mutually acceptable to the Parent and the Company (the "Exchange Agent") cash in the aggregate amount required to make the payments in respect of
 (i) the Company Common Stock issued and outstanding at the Effective Time (other than Dissenting Shares and Parent Shares, if any), and (ii) the Company Options (as defined in Section 2.6) (collectively, the "Merger Consideration"), such sum being hereinafter referred to as the "Exchange Fund." The Exchange Agent shall, pursuant to irrevocable instructions, make the payments provided for in this Article 2 out of the Exchange Fund. If any cash deposited with the Exchange Agent pursuant to this Section 2.5 remains unclaimed by the former stockholders or former option holders of the Company following the expiration of nine months after the Effective Time, such cash (together with all interest earned thereon) shall be delivered, upon demand, to the Parent by the Exchange Agent and, thereafter, any former stockholders and any former option holders of the Company who have not heretofore complied with this Article 2 shall be entitled to look only to the Parent (subject to abandoned property, escheat or similar laws) as general creditors thereof with respect to the payment of their claim for any Merger Consideration; provided, however, that the term "former option holders" shall not include any holder of a Company Option who has not consented to its cancellation in accordance with Section 2.5.3.

                2.5.2 As soon as reasonably practicable following the Closing Date, the Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (collectively, the "Certificates") and to each holder of an agreement evidencing a Company Option who has consented to its cancellation in accordance with Section 2.5.3 (each such agreement as to which such consent has been obtained being hereinafter called an "Option Agreement"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates and the Option Agreements shall pass, only upon delivery of the Certificates and the Option Agreements to the Exchange Agent and shall be in such form and have such other provisions as the Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates and the Option Agreements for payment therefor.

                2.5.3 After the Effective Time, each holder of shares of Company Common Stock or Option Agreements shall surrender and deliver the Certificates or Option Agreements, as the case may be, to the Exchange Agent together with a duly completed and executed transmittal letter. Upon such surrender and delivery, following the Effective Time, the holder shall be entitled to receive in exchange therefor, a check in the amount of the cash payment which such holder is entitled to receive pursuant to this
 Article 2, and such Certificates and Option Agreements shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates or Option Agreements. If the payment is to be made to a person other than the person in whose name a Certificate surrendered is registered, it shall be a condition of payment that (a) the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and (b) the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Parent that such tax has been paid or is not applicable. Until so surrendered, each outstanding Certificate or Option Agreement after the Effective Time shall be deemed for all purposes to evidence the right to receive such payment of cash, without any interest thereon.

                2.5.4 Subject to applicable law with respect to any Company Option whose holder has not consented to its cancellation in accordance with Section 2.5.3, at the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall be made thereafter. In the event that, after the Effective Time, Certificates or Option Agreements are presented to the Surviving Corporation or the Parent, they shall be canceled and exchanged for cash as provided in this Article 2.

           2.6  Options.

                2.6.1 All outstanding options obligating the Company to issue, transfer or sell any shares of Company Common Stock and issued pursuant to the Company's 1992 Stock Option Plan, as amended (the "1992 Plan"), or the Company's 1993 Non-Employee Directors Stock Option Plan, as amended (the "1993 Plan" and, together with the 1992 Plan, the "Company Option Plans") (such options issued under both Company Option Plans, the "Company Options"), are vested or, by action of the Stock Option Plan Committee of the Board of Directors of the Company prior to the date hereof, will become fully vested at the Effective Time. Each holder of a Company Option shall be entitled to receive as soon as practicable after the Effective Time, in settlement and cancellation of such Company Option, a check in the amount of the product of (i) the excess of the Common Stock Price Per Share over the exercise price (per share of Company Common Stock) of each such Company Option, multiplied by (ii) the number of shares of Company Common Stock covered by such Company Option.

                2.6.2 Prior to the Effective Time, the Company, the Merger Sub and the Parent shall cooperate and take such other action as may be necessary to facilitate the cancellation of all outstanding Company Options in consideration for the payment provided herein and to facilitate the arrangements described in this Section 2.6.


                                 ARTICLE 3

                       REPRESENTATIONS AND WARRANTIES
                               OF THE COMPANY

           The Company represents and warrants to the Parent and the Merger Sub and, if applicable, upon the Accession (as defined in Section 5.11), to Holding, as follows:

           3.1 Organization. The Company and each of its subsidiaries (collectively, the "Subsidiaries") is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect (as defined in Section 8.1) on the Company. The Company has previously delivered or made available to the Parent correct and complete copies of the certificates of incorporation and by-laws (or equivalent governing instruments) as currently in effect, of the Company and each of its Subsidiaries.

           3.2 Capitalization. As of the date hereof, the authorized capital stock of the Company is as disclosed in the Company SEC Filings (as defined in Section 3.7.A). Except as disclosed in the Company SEC Filings or as set forth on Schedule 3.2, no shares of capital stock of the Company are authorized, reserved for issuance or issued and outstanding and there are no outstanding Company Options. All issued and outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights. Except as disclosed in the Company SEC Filings or as set forth in Schedule 3.2, the Company does not have outstanding any subscription, option, put, call, warrant or other right or commitment to issue or any obligation or commitment to redeem or purchase, any of its authorized capital stock or any securities convertible into or exchangeable for any of its authorized capital stock. Except as disclosed in the Company SEC Filings, there are no shareholder agreements, voting agreements, voting trusts or other similar arrangements to which the Company is a party which have the effect of restricting or limiting the transfer, voting or other rights associated with the capital stock of the Company.

           3.3 Subsidiaries. Except as disclosed in the Company SEC Filings, as set forth on Schedule 3.3 and its interest in its Subsidiaries, the Company does not own, directly or indirectly, any material equity interest in any person, domestic or foreign. All of the outstanding shares of capital stock of each of the Subsidiaries that are owned by the Company or any other Subsidiary (collectively, the "Company Subsidiary Shares") have been duly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. There are no irrevocable proxies or similar obligations with respect to any of the Company Subsidiary Shares and, except as set forth on Schedule 3.3, all of the Company Subsidiary Shares are owned by the Company free and clear of all liens, claims, charges, encumbrances or security interests (collectively, "Liens") with respect thereto. Schedule 3.3 sets forth, with respect to each Subsidiary (other than Life Re Capital Trust I and Life Re Capital Trust II) as of the date hereof, (i) the number of authorized shares of each class of its capital stock and (ii) the number of issued and outstanding shares of each class of capital stock, with a true, correct and complete list of the record and beneficial holders of such shares (subject to such changes from the date hereof through the Closing Date as are otherwise permitted by this Agreement). Except as set forth on
 Schedule 3.3, no Subsidiary as of the date hereof has outstanding any subscription, option, put, call, warrant or other right or commitment to issue, nor any obligation or commitment to redeem or purchase, any of its authorized capital stock, or any securities convertible into or exchangeable for any of its authorized capital stock.

           3.4 Authorization; Binding Agreement. The Company has the full legal power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the adoption of this Agreement by the stockholders of the Company in accordance with the DGCL. This Agreement has been duly and validly executed and delivered by the Company and (assuming the accuracy of the representations and warranties in Section 4.2) constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

           3.5 Noncontravention. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws (or equivalent governing instruments) of the Company or any of its Subsidiaries, (b) except as set forth on Schedule 3.5, require any consent or approval under or conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation (collectively, "Contracts and Other Agreements") to which the Company or any of its Subsidiaries is a party or by which any of them or any portion of their properties or assets may be bound or (c) violate any order, judgment, writ, injunction, determination, award, decree, law, statute, rule or regulation (collectively, "Legal Requirements") applicable to the Company or any of its Subsidiaries or any portion of their properties or assets; provided that no representation or warranty is made in the foregoing clause (b) with respect to matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect on the Company.

           3.6 Approvals. No consent, approval or authorization of or declaration or filing with any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (each, a "Government Entity") on the part of the Company or any of its Subsidiaries that has not been obtained or made is required in connection with the execution or delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) filings and other applicable requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (c) approvals, filings and/or notices required under any applicable insurance or banking laws, and (d) consents, approvals, authorizations, declarations or filings that, if not obtained or made, could not reasonably be expected to result in a Material Adverse Effect on the Company or prevent the Company from consummating the transactions contemplated hereby.

           3.7.A SEC Filings; Financial Statements. The Company has made all filings required to be made with the Securities and Exchange Commission (the "SEC") since January 1, 1996 and has delivered or made available to the Parent true, correct and complete copies of the Company's (a) Annual Reports on Form 10-K for the years ended December 31, 1996 and December 31, 1997 (the "Company 1996 Form 10-K" and the "Company 1997 Form 10-K," respectively), as filed with the SEC, (b) proxy statements relating to all of the Company's meetings of stockholders (whether annual or special) since December 31, 1996 and (c) all other reports, statements and registration statements (including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed by the Company with the SEC since December 31, 1996 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "Company SEC Filings"). As of their respective dates, the Company SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company and its Subsidiaries included or incorporated by reference in the Company 1996 Form 10-K, the Company 1997 Form 10-K and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "Company 1998 First Quarter Form 10-Q") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes to such financial statements) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the consolidated results of operations and cash flows for the respective periods then ended (subject, in the case of unaudited interim financial statements, to normal year-end adjustments).

           3.7.B Insurance Subsidiary Statements. The Company has delivered or made available or, with respect to (c) below, will make available, to the Parent true, correct and complete copies of (a) the statutory financial statements filed in its state of domicile and, to the extent applicable, the State of New York, for each of TexasRe Life Insurance Company, Life Reassurance Corporation of America, Reassure America Life Insurance Company and American Merchants Life Insurance Company for the years 1995 (or, if later, the year in which such Subsidiary became a Subsidiary) through 1997 and (b) the statutory financial statements filed in its state of domicile and, to the extent applicable, the State of New York, for each such Subsidiary referred to in (a) above as well as for Mission Life Insurance Company for the quarter ending March 31, 1998, and (c) the statutory financial statements filed in its state of domicile and, to the extent applicable, the State of New York, for all quarters ending thereafter and prior to the Effective Time for all of the Subsidiaries referred to in (a) above, Mission Life Insurance Company and any Subsidiaries acquired or formed after the date hereof (to the extent such acquired or newly formed Subsidiaries file statutory financial statement after the date of the acquisition or formation of such Subsidiary except, in the case of an acquired Subsidiary, where the statutory financial statements are prepared by the seller and such seller indemnifies the Company in respect of the contents thereof). All such statements shall be referred to as the "Insurance Subsidiary Statements." The Insurance Subsidiary Statements do (and, with respect to any Insurance Subsidiary Statement for any quarter after March 31, 1998, and prior to the Effective Time, will) present fairly, on a consistent basis and in accordance with practices prescribed or permitted by the appropriate regulatory agencies of each state in which the Insurance Subsidiary Statements have been filed or may be required to be filed ("SAP"), the financial position at the date of each such statement and results of each such Subsidiary's operations for each such referenced periods. The exhibits and schedules included in the Insurance Subsidiary Statements are fairly stated in all material respects in relation to the subject Insurance Subsidiary Statements taken as a whole, and the Insurance Subsidiary Statements comply in all material respects with all applicable regulatory requirements.

           3.7.C No Undisclosed Liabilities. Neither the Company nor any Subsidiary has any liabilities or obligations (absolute, accrued, contingent or otherwise) which are not reflected in its financial statements referenced in Sections 3.7.A. or 3.7.B., except for
 (i) liabilities and obligations incurred in the ordinary course of business since March 31, 1998, none of which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company (or, to the knowledge of the Company as of the date hereof, has resulted in or would reasonably be expected to result in a material loss to the Company and its Subsidiaries, taken as a whole), (ii) liabilities or obligations arising as a result of the transactions contemplated hereby, or
 (iii) liabilities or obligations disclosed in Schedule 3.7.C.

           3.8 Absence of Certain Changes or Events. Since December 31, 1997 (or, in the case of a Subsidiary acquired after such date, since the acquisition date thereof), except as disclosed on Schedule 3.8 or in the Company SEC Filings filed to the date hereof, the Company and the Subsidiaries have conducted business only in the ordinary and usual course and, without limiting the generality of the foregoing:

                (a) There have been no changes, events or conditions which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company.

                (b) As of the date hereof, no rating presently held by the Company or any of its Subsidiaries has been, and the Company has no knowledge of any reason to believe that any such rating will be, modified, qualified, lowered or placed under surveillance for a possible downgrade (except in connection with the transactions contemplated hereby).

                (c) Neither the Company nor any Subsidiary has purchased, redeemed or otherwise acquired or committed itself to acquire, directly or indirectly, any of the capital stock of the Company or any Subsidiary; provided, however, that the foregoing shall not prohibit mergers between the Subsidiaries or the performance by the Company of its obligations under that certain Put Agreement, dated September 30, 1997, between the Company and J. Dix Druce.

                (d) Neither the Company nor any Subsidiary has sold, assigned, transferred or conveyed any Proprietary Right (as defined in Section 3.21), except that the foregoing shall not prohibit mergers between the Subsidiaries.

                (e) Neither the Company nor any Subsidiary has effected any amendment or supplement to, or extension of, any Plan (as defined in Section 3.12(b)), excluding administrative or similar amendments that do not increase the liability of the Company or any of its Subsidiaries under any such Plan (other than immaterial adjustments).

                (f) Neither the Company nor any Subsidiary has paid to or for the benefit of any of its directors, officers or employees any compensation of any kind other than wages, salaries, bonuses and benefits at times and rates in effect prior to December 31, 1997, other than scheduled increases and increases in the ordinary course of business consistent with past practice.

                (g) Neither the Company nor any Subsidiary has effected any amendment or modification to its certificate of incorporation or by-laws (or equivalent governing documents), except that the foregoing shall not prohibit mergers between the Subsidiaries.

                (h) Neither the Company nor any Subsidiary has made any material change, and the Company has no knowledge of any change, in accounting methods or principles used for financial or regulatory reporting purposes, except for changes which are required of all life insurers or life reinsurance companies.

           3.9 Litigation, Judgments, No Default, Etc. Except as described in Schedule 3.9, (a) there is no action or proceeding, pending or, to the best knowledge of the Company, threatened before any federal or state court or agency to which the Company or any Subsidiary is a party, the outcome of which individually or in the aggregate would have a Material Adverse Effect on the Company (or, to the knowledge of the Company as of the date hereof, has resulted or would reasonably be expected to result in a material loss to the Company and its Subsidiaries, taken as a whole), (b) there is no judgment, decree, injunction, rule or order (collectively "Orders") of any court, arbitrator or Government Entity outstanding against the Company or any Subsidiary, or (c) to the best knowledge of the Company, there are no facts that would result in any such claim, dispute, action, proceeding, suit, appeal, investigation or inquiry which would have such a Material Adverse Effect on the Company.

           3.10 Compliance. Except as disclosed in the Company SEC Filings or as set forth on Schedule 3.10, neither the Company nor any of its Subsidiaries is in default or violation of any term, condition or provision of (a) its certificate of incorporation or by-laws (or equivalent governing instruments), or (b) any Contracts and Other Agreements to which the Company or any of its Subsidiaries is a party or by which any of them or any portion of their properties or assets may be bound; provided that no representation or warranty is made in the foregoing clause (b) with respect to matters that, individually or in the aggregate, have not had and would not reasonably be expected to result in a Material Adverse Effect on the Company.

           3.11 Tax Returns and Tax Payments. The Company and its Subsidiaries have timely filed (or, as to Subsidiaries, the Company has filed on behalf of such Subsidiaries) all Tax Returns (as defined below) required to be filed by it, except to the extent that any failure to have filed would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and its Subsidiaries have paid (or, as to Subsidiaries, the Company has paid on behalf of such Subsidiaries) all Taxes (as defined below) shown to be due on such Tax Returns or has provided (or, as to Subsidiaries, the Company has made provision on behalf of such Subsidiaries) reserves in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any Tax Returns, in each case, except to the extent that any failure so to pay or reserve would not, individually or in the aggregate, have a Material Adverse Effect on the Company. No claim for unpaid Taxes has been asserted against the Company or any of its Subsidiaries in writing by a Tax authority which, if resolved in a manner unfavorable to the Company or any of its Subsidiaries, as the case may be, would result, individually or in the aggregate, (x) in the case of U.S. federal income taxes, in a material Tax liability to the Company and its Subsidiaries, taken as a whole, and
 (y) in all other cases a Tax liability having a Material Adverse Effect on the Company. There are no material Liens for Taxes upon the assets of the Company or any Subsidiary except for Liens for Taxes not yet due and payable or for Taxes that are being disputed in good faith by appropriate proceedings and with respect to which adequate reserves have been taken.
 No audit of any Tax Return of the Company or any of its Subsidiaries is being conducted by a Tax authority, which, if resolved in a manner unfavorable to the Company or any of its Subsidiaries, as the case may be, would result, individually or in the aggregate, in a Tax liability having a Material Adverse Effect on the Company. No extension of the statute of limitations on the assessment of any Federal income Taxes has been granted by the Company or any of its Subsidiaries that is currently in effect. As used herein, "Taxes" shall mean all taxes of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. As used herein, "Tax Return" shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes.

           3.12 Employee Benefit Plans.

                (a) Except for the plans, programs or arrangements, contractual or otherwise, previously made available to Parent (and except for plans, programs and arrangements of Mission Life Insurance Company, acquired in early 1998, which will all be terminated or assumed by a successor entity other than the Company or any Subsidiary thereof as of August 1, 1998 when the employment of all employees of Mission Life Insurance Company is terminated), (i) neither the Company nor any Subsidiary, with respect to employees, directors or officers of the Company or any Subsidiary, maintains, sponsors or contributes to any plan, program or arrangement providing for (A) payment of deferred compensation or retirement benefits, (B) the accrual or payment of bonuses or special or incentive compensation of any kind, (C) any severance or termination payments, (D) loans, loan guarantees or other extensions of credit to directors, officers or employees, (E) life, health, disability or other welfare benefits, or (F) moving or other relocation expense benefits or reimbursements; and (ii) neither the Company nor any Subsidiary, with respect to employees, directors or officers of the Company or any Subsidiary, maintains, sponsors or contributes to any other stock bonus, stock option, stock incentive, employee stock ownership, stock purchase or similar plans or practices, whether formal or informal. As soon as practicable following the date hereof, the Company shall provide Parent with a complete list of all Plans (as defined in Section 3.12(b) below), which shall include any Plan that could give rise to the payment of any money or other property or accelerate or provide for any other rights or benefits to any employee or former employee of the Company or its Subsidiaries as a result of the transactions contemplated by this Agreement.

                (b) With respect to any plan, program or arrangement of the nature described in Section 3.12(a) above (hereinafter, the "Plans"), except as disclosed on Schedule 3.12(b):

                     (i) the financial statements, if any, relating to the Plans for the most recent plan year available have been furnished or were made available to the Parent, have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved and are in accordance with the books and records of such Plans, which books and records are correct and complete in all material respects;

                     (ii) all such Plans comply in all material respects with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Internal Revenue Code of 1986, as amended (the "Code") and the applicable requirements for tax-exempt status under the Code and each Plan has been operated substantially in accordance with its terms and no penalties or excise taxes have been incurred under ERISA or the Code which would reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole;

                     (iii) no material adverse change in the assets or liabilities of any such Plan has occurred after the date of the most recent financial statement available relating thereto (other than any change resulting from the normal and anticipated accrual of benefits, payment of benefits or receipt of contributions);

                     (iv) all required contributions to the Plans have been timely made or, if not timely made, any such failure would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole;

                     (v)  all applicable reporting and disclosure
      obligations to any governmental agency or entity and to any Plan participant or beneficiary have been materially satisfied or, if not satisfied, any such failure would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole;

                     (vi) there have been no transactions between any such Plan and any "party in interest" or "disqualified person," within the meaning of ERISA or the Code, which might subject the Company or any Subsidiary to a tax or penalty on prohibited transactions or to a civil penalty under Section 502(i) of ERISA or, if any such transactions have occurred, they would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole;

                     (vii) all such Plans that are funded Plans have sufficient assets to pay all accrued benefits, expenses and liabilities;

                     (viii) the Internal Revenue Service ("IRS") has not informed the Company in writing and, to the best knowledge of the Company, no investigation or review by the IRS is pending or is contemplated in which the IRS may assert, that any Plan is not qualified under the Code or that any related trust, including any trust for a welfare Plan, is not exempt from tax under Section 501 of the Code. No assessment of any federal income taxes has been made or, to the best knowledge of the Company, is contemplated against any of the Company or any Subsidiary or any related trust of any such Plan on the basis of failure of such qualification or exemption nor, to the best knowledge of the Company, is there any basis for any such investigation, review, assertion or assessment;

                     (ix) no event has occurred or, to the best knowledge of the Company, is threatened or about to occur with respect to any Plan for which is required to be filed a notice of a reportable event, within the meaning of Section 4043(b) of ERISA and the Pension Benefit Guaranty Corporation (the "PBGC") regulations issued thereunder. No notice of termination has been filed by the Plan administrator pursuant to Section 4041 of ERISA or issued by the PBGC pursuant to
      Section 4042 of ERISA with respect to any such Plan nor is there any basis for the issuance of any such notice of termination by the PBGC; and

                     (x) after the Effective Time, neither the Company nor any Subsidiary will have any liability with respect to any obligation to contribute to, or any duty to provide any benefits under, any such Plan except those liabilities accrued and duties assumed prior to or at the Effective Time and those liabilities accrued and duties assumed at or after the Effective Time by the Company (as the Surviving Corporation) and its Subsidiaries.

                (c) Neither the Company nor any Subsidiary is or has ever been a contributing employer to any multi-employer pension plan (within the meaning of Section 3(37) of ERISA); neither the Company nor any Subsidiary is under any obligation to make contributions to any multi-employer pension plan; and neither the Company nor any Subsidiary has actual or potential liability under Section 4201 of ERISA for any complete or partial withdrawal from any multi-employer pension plan.

                (d) Neither the Company nor any Subsidiaries has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company, except as required to avoid excise tax under Section 4980B of the Code and to comply with Section 601 of ERISA.

                (e) With respect to the Plans of Mission Life Insurance Company, (i) to the best knowledge of the Company no such Plan (including, without limitation, any termination thereof) would reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, and (ii) as soon as practicable following the date hereof, the Company shall provide Parent with a list of all Plans of Mission Life Insurance Company and shall make available all material documents relating to such Plans.

           3.13 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement (the "Proxy Statement") to be filed with the SEC by the Company in connection with the meeting of the Company's stockholders (the "Company Stockholders' Meeting") to be held in connection with the Merger will, at the time the Proxy Statement is mailed to the Company's stockholders or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to statements made therein based on information supplied in writing by the Parent, Holding or the Merger Sub for inclusion therein.

           3.14 Finders and Investment Bankers. Neither the Company nor any of its officers or directors has employed any investment banker, financial advisor, broker or finder in connection with the transactions contemplated by this Agreement, except for Goldman, Sachs & Co. ("Goldman Sachs"), or incurred any liability for any investment banking, business consultancy, financial advisory, brokerage or finders' fees or commissions in connection with the transactions contemplated hereby, except for fees payable to Goldman Sachs (including any fees for the opinion provided pursuant to Section 3.15), all of which fees have been or will be paid by the Company in accordance with the agreement between the Company and Goldman Sachs, a copy of which has been made available to the Parent.

           3.15 Opinion of Financial Advisor. The Company has received an opinion of Goldman Sachs to the effect that, as of the date of this Agreement, the consideration to be received by the stockholders of the Company is fair from a financial point of view.

           3.16 Reserves. All statutory reserves with respect to insurance and annuities as established or reflected in the respective December 31, 1996 and 1997 Insurance Subsidiary Statements were determined in accordance with SAP (applied on a consistent basis during the periods involved) and generally accepted actuarial assumptions, and meet in all material respects the requirements of the insurance laws of each state in which such Subsidiaries are domiciled (and, if applicable, the State of New York).
 All such reserves (when considered together with premiums to be received on such insurance and annuities and investment income to be earned on assets held in respect of such reserves and future premiums) were adequate, as of December 31, 1997, to cover the total amount of all reasonably anticipated matured and unmatured benefits, dividends, claims, and other liabilities (as of December 31, 1997) of the respective Subsidiaries of the Company chartered as insurance companies under state law under all insurance and annuity contracts under which such Subsidiaries had any liability on December 31, 1997 (including any liability arising under or as a result of any reinsurance, coinsurance, or other similar contract). The reserves of the Subsidiaries of the Company chartered as insurance companies under state law established in respect of policies assumed since December 31, 1997 (when considered together with premiums to be received in respect of such policies and investment income to be earned on assets held in respect of such reserves and premiums) were adequate, as of the date of such establishment, to cover the total amount of all reasonably anticipated matured and unmatured benefits, dividends, claims and other liabilities (as of such date) under the policies so assumed by each such Subsidiary. Each Subsidiary of the Company chartered as an insurance company under state law owns assets that qualify as legal reserve assets under applicable insurance laws of the states of domicile of such Subsidiaries, in an amount, determined in accordance with SAP, at least equal to all such statutory reserves of such Subsidiary. Notwithstanding the foregoing, no representation or warranty is made by the Company in this Section 3.16 to the effect that benefits, dividends, and claims actually paid, and other liabilities actually incurred, by any Subsidiary of the Company chartered as an insurance company under state law under all insurance and annuity contracts under which such Subsidiary has any liability (including any liability arising under or as a result of any reinsurance, coinsurance or other similar contract) will not exceed the statutory reserves established therefor by the Subsidiary unless such benefits, dividends, claims, or liabilities were reasonably anticipated as of December 31, 1997.

           3.17 Collective Bargaining Agreements. Neither the Company nor any Subsidiary is a party to or subject to any collective bargaining agreement with any labor union. There are no labor controversies pending or, to the best knowledge of the Company, threatened against the Company or any Subsidiary which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

           3.18 No Default. Each of the Company and the Subsidiaries has in all respects performed, or is now performing, the obligations of, and is not in default (and would not by the lapse of time and/or the giving of notice be in default), nor has it received notice of default, in respect of, any Contract and Other Agreements, binding upon it or its assets or properties, except where such nonperformance or default would not reasonably be expected to result in a Material Adverse Effect on the Company.

           3.19 Insurance. Each of the Company and the Subsidiaries carries insurance with insurers that, to the knowledge of the Company, are solvent, in amount and types of coverage which are customary in the industry and against risks and losses which are usually insured against by persons holding or operating similar properties and similar businesses. No material claims have been asserted under any of such insurance policies or relating to the properties, assets or operations of the Company or any Subsidiary since December 31, 1997.

           3.20 Related Parties. Except as set forth in the Company SEC Filings or otherwise disclosed in writing to the Parent prior to the date hereof, (a) no officer or director of the Company or any Subsidiary, or any affiliate of any such person, has, either directly or indirectly, a beneficial interest, or alleges a claim of beneficial interest, in any contract or agreement to which the Company or any Subsidiary may be bound (excluding any reinsurance policies under which any officer or director may be a policyholder or beneficiary) or (b) no officer or director of the Company or any Subsidiary has, either directly or indirectly, an interest in any corporation, partnership, firm or other person or entity which furnishes or sells services or products which are similar to those furnished or sold by the Company or any Subsidiary other than shares of publicly held companies not in excess of 1% of such companies' outstanding shares.

           3.21 Proprietary Rights. Schedule 3.21 is a true, correct and complete list of material patents, patent applications, trademarks, trademark registrations, applications for trademark registrations, trade secrets, service marks, service mark registrations, applications for service mark registrations, trade names, copyright registrations or applications for copyright registrations or copyrights (collectively referred to as "Proprietary Rights") owned by the Company or the Subsidiaries in their respective businesses. The Company and the Subsidiaries own or possess adequate licenses or other rights to use the Proprietary Rights and all other intellectual property rights material to the Company and its Subsidiaries, and the same are sufficient to conduct the business of the Company and the Subsidiaries as they are now being conducted. The operations of the Company and the Subsidiaries do not infringe and, to the best knowledge of the Company, no one has asserted to the Company nor any Subsidiary that such operations infringe, any Proprietary Rights owned, possessed or used by any third party. To the best knowledge of the Company, there are no third parties whose operations infringe nor has anyone asserted that such operations conflict with or infringe, any Proprietary Rights owned, possessed or used by the Company or any Subsidiary.

           3.22 Compliance with Law. The businesses of the Company and each Subsidiary have been conducted in all material respects in accordance with all Legal Requirements applicable to the Company or any of its Subsidiaries (excluding ERISA, which is covered by Section 3.12, and Environmental Laws, which are covered by Section 3.25) and accepted insurance industry practices applicable to the Company or any of its Subsidiaries, including all insurance company holding laws, all laws, regulations and orders relating to the ownership and operation of insurance companies (including their reserving, marketing, investment, financial, claims, underwriting, premium collection and refunding and other practices), insurance, antitrust or trade regulation, employment and discrimination practices and procedures, and the health and safety of employees, consumer credit and other consumer protection laws; provided that no representation or warranty is made in this sentence with respect to conduct not in accordance with any of the foregoing (i) of which the Company does not have knowledge and (ii) that could not reasonably be expected to result in the imposition of material liability on, or to interfere materially with the business of, the Company and its Subsidiaries, taken as a whole. Neither the Company nor any Subsidiary has received any written notice of alleged violations of the foregoing, other than written notices received prior to January 1, 1997 which have been cured or otherwise remedied or responded to, and there are no pending or, to the best knowledge of the Company, threatened hearings or investigations with respect to any of the foregoing.

           3.23 Real Property. Except as disclosed in the Company SEC Filings, each of the Company and its Subsidiaries has good, clear and marketable title to all of the real property reflected in the December 31, 1997 Balance Sheet as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except real property sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens except (i) statutory liens securing payments not yet due and (ii) such imperfections or irregularities of title or other Liens (other than real property mortgages or deeds of trust) as do not materially affect the use of the real property subject thereto or affected thereby or otherwise materially impair business operations at such properties.

           3.24 Licenses and Permits. Each of the Company and the Subsidiaries has obtained, and is in compliance in all material respects with, all necessary licenses, permits, consents, approvals, orders, certificates, authorizations, declarations and filings required by all Government Entities (including, without limitation, any federal, state and local laws and regulations and authorities or agencies regulating insurance companies and their operations) and all courts and other tribunals for the conduct of the businesses and operations of the Company and such Subsidiary as now conducted (collectively, the "Required Licenses"), and there are no proceedings pending or, to the best knowledge of the Company, threatened which may result in the revocation, cancellation or suspension, or any adverse modification, of any such Required License; provided that no representation or warranty is made in this Section 3.24 with respect to revocations, cancellations, suspensions or modifications of Required Licenses (i) of which the Company does not have knowledge and (ii) that could not reasonably be expected to result in the imposition of material liability on, or interfere materially with the business of, the Company and its Subsidiaries, taken as a whole.

           3.25 Environmental Matters. Except as set forth on Schedule 3.25, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, investigations or remediation activities seeking to impose, or that reasonably could be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligations arising under common law standards relating to environmental protection, human health or safety, or under any local, state or federal environmental statute, regulation or ordinance relating to pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, "Environmental Laws"), pending or, to the best knowledge of the Company threatened, against the Company or any of its Subsidiaries, which liability or obligation would have or would reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth on Schedule 3.25, to the best knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation pursuant to Environmental Laws that would have or would reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth on Schedule 3.25, to the knowledge of the Company, during or prior to the period of (i) it or any of its Subsidiaries' ownership or operation of any of their respective current properties or (ii) its or any of its Subsidiaries' holding of a security interest or other interest in any property, there has been no release of hazardous, toxic or radioactive materials regulated under Environmental Laws and there is no threat of such release in, on, under or affecting any such property, which release or threat or release would reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth on Schedule 3.25, to the best knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment or decree by or with any Government Entity or third party imposing any material liability or obligations pursuant to or under any Environmental Law that would have or would reasonably be expected to have a Material Adverse Effect on the Company.

           3.26 Letters of Credit. The Subsidiaries of the Company chartered as insurance companies under state law are beneficiaries under letters of credit which provide security for all reinsurance ceded by such Subsidiaries to unauthorized reinsurers that is not secured by trust agreements and/or funds deposited by and withheld from reinsurers (copies of which letters of credit will be provided to the Parent as soon as reasonably practicable and in any event prior to the Closing Date), subject to such exceptions as could not reasonably be expected to result in a material loss to such Subsidiary. Such letters of credit are clean, irrevocable letters of credit, containing an evergreen clause and issued by a qualified United States financial institution, termed to be funds held subject to withdrawal by and under control of the ceding insurer (in each case as such terms are defined in the rules of the NAIC), subject to such exceptions as could not reasonably be expected to result, individually or in the aggregate, in a material loss to the Subsidiary that is the beneficiary of such letters of credit.


                                 ARTICLE 4

                     REPRESENTATIONS AND WARRANTIES OF
                   THE PARENT, HOLDING AND THE MERGER SUB

           The Parent and the Merger Sub and, if applicable, upon the Accession, Holding represent and warrant to the Company as follows, provided that any representation and warranty relating to Holding shall be as of the date Holding executes this Agreement:

           4.1 Organization. Each of the Parent, Holding and the Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Parent and Holding is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it make such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect on the Parent or Holding, as the case may be. The Merger Sub is a newly formed, directly and indirectly wholly-owned subsidiary of the Parent and, except for activities incident to the acquisition of the Company, the Merger Sub has not engaged in any business activities of any type or kind whatsoever.

           4.2 Authorization; Binding Agreement. Each of the Parent, Holding and the Merger Sub has the full legal power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each of the Parent, Holding and the Merger Sub. This Agreement has been duly and validly executed and delivered by each of the Parent, Holding and the Merger Sub and (assuming the accuracy of the representations and warranties in Section 3.4) constitutes a legal, valid and binding agreement of each of the Parent, Holding and the Merger Sub, enforceable against each of them in accordance with its terms.

           4.3 Noncontravention. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws (or equivalent governing instruments) of the Parent, Holding or the Merger Sub, (b) require any consent, approval or notice under or conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contracts and Other Agreements to which the Parent, Holding or the Merger Sub is a party or by which any of them or any material portion of their properties or assets may be bound or (c) violate any Legal Requirements applicable to the Parent, Holding or the Merger Sub or any material portion of their properties or assets; provided that no representation or warranty is made in the foregoing clause (b) with respect to matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect on the Parent.

           4.4 Governmental Approvals. No consent, approval or authorization of, or declaration or filing with, any Governmental Entity on the part of any of the Parent, Holding or the Merger Sub that has not been obtained or made is required in connection with the execution or delivery by the Parent, Holding or the Merger Sub of this Agreement or the consummation by the Parent, Holding or the Merger Sub of the transactions contemplated hereby, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) filings under the HSR Act and the Exchange Act, (c) approvals, filings and/or notices required under any applicable insurance laws, and (d) consents, approvals, authorizations, declarations or filings that, if not obtained or made, could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Parent or prevent the Parent, Holding or the Merger Sub from consummating the transactions contemplated hereby.

           4.5 Finders and Investment Bankers. None of the Parent, Holding or the Merger Sub or any of their respective officers or directors has employed any investment banker, financial advisor, broker or finder in connection with the transactions contemplated by this Agreement, except for Morgan Stanley & Co. Incorporated ("Morgan Stanley"), or incurred any liability for any investment banking, business consultancy, financial advisory, brokerage or finders' fees or commissions in connection with the transactions contemplated hereby, except for fees payable to Morgan Stanley, all of which fees have been or will be paid by the Parent or Holding.

           4.6 Information Supplied. None of the information supplied or to be supplied by the Parent, Holding or the Merger Sub in writing for inclusion or incorporation by reference in the Proxy Statement to be filed with the SEC by the Company in connection with the Company Stockholders' Meeting to be held in connection with the Merger will, at the time the Proxy Statement is mailed to the Company's stockholders or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.


                                 ARTICLE 5

                                 COVENANTS

           5.1 Conduct of Business of the Company. Except as contemplated by this Agreement, during the period commencing on the date hereof and ending at the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its operations according to its ordinary course of business consistent with past practice, and the Company shall, and shall cause each of its Subsidiaries to, use all reasonable efforts to preserve intact its business organization and to maintain satisfactory relationships with its customers, suppliers and employees and others with which it has business relationships. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, neither the Company nor any or its Subsidiaries will, without the prior written consent of the Parent:

                (a) amend or propose to amend its certificate of incorporation or by-laws (or equivalent governing instruments) (other than in connection with mergers between Subsidiaries of the Company);

                (b) authorize for issuance, issue, sell, pledge, deliver or agree or commit to issue, sell, pledge or deliver (whether through the issuance or granting of any options, warrants, calls, subscriptions, stock appreciation rights or other rights or other agreements) any capital stock of any class or any securities convertible into or exchangeable for shares of capital stock of any class of the Company, other than shares of Company Common Stock issuable upon exercise of Company Options outstanding on the date of this Agreement in accordance with the present terms thereof;

                (c) split, combine or reclassify any shares of Company Common Stock or declare, pay or set aside for payment any dividend (other than regularly scheduled dividends on the Company Common Stock at their current levels) or other distribution in respect of any Company Common Stock, or redeem, purchase or otherwise acquire any shares of Company Common Stock;

                (d) increase or establish any Plan or otherwise increase in any manner the compensation payable or to become payable by the Company or any of its Subsidiaries to any of their respective directors, officers or employees, other than in the ordinary course of business consistent with past practice or as required under any existing employment agreement or other Plan, or enter into any employment or severance agreement with or grant any severance or termination pay to any director, officer or employee of the Company or any of its Subsidiaries, other than in accordance with existing Plans;

                (e) enter into any other agreements, commitments or contracts that are material to the Company and its Subsidiaries taken as a whole, other than in the ordinary course of business consistent with past practice;

                (f) except as contemplated by this Agreement, without the prior written consent of the Parent, otherwise take or cause to be taken any action described in clauses (c) through (h) of Section 3.8 between the date of this Agreement and the Effective Time;

                (g) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other means, any business or any corporation, partnership, joint venture, association, or other business organization or division thereof, except that the foregoing shall not prohibit the acquisition of blocks of life insurance in force (whether by reinsurance or stock acquisition) in the ordinary course of business in amounts (calculated with respect to reinsurance, as the ceding commission paid, and calculated with respect to stock acquisitions, as the excess of the purchase price over the adjusted capital and surplus acquired) not to exceed (unless the Parent otherwise consents, which consent will not be unreasonably withheld) $50 million in any single transaction or $200 million in the aggregate;

                (h) incur or assume any indebtedness for borrowed money except (i) borrowings in the ordinary course of business under that certain Amended and Restated Credit Agreement dated as of November 2, 1995 among the Company and the financial institutions party thereto, as amended to date or (ii) reverse repurchase contracts in the ordinary course of business consistent with past practice; or

                (i)  agree, commit or arrange to do any of the foregoing.

           5.2 Stockholder Approval; Proxy Statement. The Company shall take all action necessary in connection with applicable law to convene the Company Stockholders' Meeting as promptly as practicable after the date hereof to consider and vote upon this Agreement and the transactions contemplated hereby, subject to the rights of its Board of Directors (the "Company Board") under Section 5.5(b). The Company shall, through the Company Board, recommend that its stockholders vote in favor of the adoption of this Agreement and the transactions contemplated hereby, subject to the Company Board's rights under Section 5.5(b).

           5.3 Access and Information. Between the date of this Agreement and the Effective Time, the Company shall, and shall cause its Subsidiaries to, afford the Parent and its authorized representatives (including its accountants, financial advisors and legal counsel) reasonable access during normal business hours to all of the properties, personnel, Contracts and Other Agreements, any documents relating to Tax Returns of the Company and its Subsidiaries and other books and records of the Company and its Subsidiaries and shall promptly deliver or make available to the Parent (a) a copy of each report, schedule and other document filed by the Company pursuant to the requirements of federal securities laws and (b) all other information concerning the business, properties, assets and personnel of the Company and its Subsidiaries as the Parent may from time to time reasonably request, including access to outside counsel of the Company or any Subsidiary in connection with the review of any claim, dispute, action, proceeding, suit, appeal, investigation or inquiry pending or threatened against the Company or any Subsidiary. In addition, the Company shall utilize reasonable efforts to provide advance notice to the Parent of any transaction permitted by the exception contained in Section 5.1(g) to the extent the consideration to be paid equals or exceeds $25 million. The Parent shall hold, and shall cause its Representatives (as defined in the letter agreement dated July 6, 1998 (the "Company Confidentiality Agreement") between the Company and the Parent) to hold, all Evaluation Material (as defined in the Company Confidentiality Agreement) in confidence in accordance with the terms of the Company Confidentiality Agreement and, in the event of the termination of this Agreement for any reason, the Parent promptly shall return or destroy all Evaluation Material in accordance with the terms of the Company Confidentiality Agreement.

           5.4 Takeover Statutes. If any "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, the parties hereto and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

           5.5  No Solicitation.

                (a) The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes a Takeover Proposal (as defined in Section 5.5(e)) or (ii) participate in any discussions or negotiations regarding any Takeover Proposal (it being understood that the passive receipt of communications from third parties shall not be deemed participation in discussions or negotiations); provided, however, that if the Company Board determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to act in a manner consistent with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to any Superior Proposal (as defined in Section 5.5(e)) made prior to the Stockholder Approval (as defined in Section 6.1(a)), which proposal was not solicited by it and which did not otherwise result from a breach of this
 Section 5.5(a), and subject to providing prior written notice of its decision to take such action to the Parent and compliance with Section 5.5(c), (x) furnish information with respect to the Company and its Subsidiaries to any person making a Superior Proposal pursuant to a customary confidentiality agreement (as determined by the Company based on the advice of its outside counsel) and (y) participate in discussions or negotiations regarding such Superior Proposal.

                (b) Except as expressly permitted by this Section 5.5, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Parent and/or Merger Sub, the approval or recommendation by such Company Board or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or (iii) cause the Company to enter into any Acquisition Agreement (as defined in Section 5.5(e)). Notwithstanding the foregoing, the Company Board, to the extent that it determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to do so in order to act in a manner consistent with its fiduciary duties to the Company's stockholders under applicable law may terminate this Agreement (and take any action prohibited by the first sentence of this Section 5.1(b)) solely in order that the Company may concurrently enter into an Acquisition Agreement with respect to any Superior Proposal, but only at a time that is after the second business day following the Parent's receipt of written notice advising the Parent that the Company Board is prepared to accept a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, all of which information will be kept confidential by the Parent.

                (c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.5, the Company shall promptly advise the Parent orally and in writing of any request for information or any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. The Company will keep the Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Takeover Proposal.

                (d) Nothing contained in this Section 5.5 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel and based as to legal matters on the written advice of the Company's independent legal counsel, failure so to disclose would be inconsistent with its obligations under applicable law; provided, however, that, except as contemplated by Section 5.5(b), neither the Company nor the Company Board nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a Takeover Proposal.

                (e)  For purposes of this Agreement:

                     (i) "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 20% (or as used in Section 7.2(b), 50%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 20% (or as used in Section 7.2(b), 50%) or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% (or as used in Section 7.2(b), 50%) or more of any class of any equity securities of the Company, or any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or similar transaction involving the Company or any Subsidiary whose business constitutes 20%(or as used in Section 7.2(b), 50%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.

                     (ii) "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or similar transaction, for consideration to the Company's stockholders consisting of cash and/or securities, all of the shares of the Company's capital stock then outstanding or all or substantially all the assets of the Company, on terms which the Company Board determines in its good faith judgment to be more favorable to the Company's stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company Board, is reasonably capable of being obtained by such third party.

                     (iii) "Acquisition Agreement" means any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal.

           5.6  Reasonable Efforts; Additional Actions.

                5.6.1 Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including using all reasonable efforts to (a) obtain all consents, amendments to or waivers under the terms of any of the Company's and the Parent's borrowing or other contractual arrangements required by the transaction contemplated by this Agreement, (b) effect promptly all necessary or appropriate registrations and filings with Governmental Entities, including, filings and submissions pursuant to the HSR Act, the Exchange Act and the DGCL, (c) effect promptly and prosecute diligently (including responding to all reasonable requests for supplemental information) all approvals, filings and/or notices required under any applicable insurance laws for the consummation of the transactions contemplated by this Agreement, (d) defend any lawsuit or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transaction contemplated hereby and (e) fulfill or cause the fulfillment of the conditions to Closing set forth in Article 6.

                5.6.2 If, at any time after the Effective Time, the Surviving Corporation shall determine or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation the right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

           5.7 Notification of Certain Matters. The Company shall give notice to the Parent, and the Parent and the Merger Sub shall give notice to the Company, promptly upon becoming aware of (a) any occurrence, or failure to occur, of any event, which occurrence or failure to occur has caused or could reasonably be expected to cause any representation or warranty in this Agreement to be untrue or inaccurate in any material respect at any time after the date hereof and prior to the Effective Time and (b) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided that the delivery of any notice pursuant to this
 Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

           5.8 Public Announcements. The initial press release or releases with respect to the transactions contemplated by this Agreement shall be in the form agreed to by the Parent and the Company. Thereafter, for as long as this Agreement is in effect, the Parent and the Merger Sub, on the one hand, and the Company, on the other hand, shall not, and shall cause their subsidiaries and affiliates not to, issue or cause the publication of any press release or any other announcement (including without limitation announcements to employees, agents or policyholders) with respect to the Merger, this Agreement or the other transactions contemplated hereby without the consent of the other, except where such release or announcement is required by applicable law or pursuant to any listing agreement with, or the rules or regulations of, any securities exchange or any other regulatory requirements. By letters exchanged simultaneously with the execution and delivery of this Agreement, the Parent and the Company have identified representatives authorized to provide the consent contemplated by the proceeding sentence.

           5.9  Certain Employee Matters.

                (a) The Company shall, at or prior to the Effective Time, terminate all Plans providing for the granting of options or any securities of the Company to any employee, director or consultant of the Company or any of its Subsidiaries.

                (b) Subject to any written agreement among Parent, Holding, the Company and a payee executed prior to the Closing, Parent and Holding shall cause the Surviving Corporation and its subsidiaries to honor all employment and severance agreements of employees of the Company and its Subsidiaries set forth on Schedule 5.9(b). Parent and Holding acknowledge that consummation of the transactions contemplated by this Agreement will constitute a change in control of the Company (to the extent such concept is applicable) for the purpose of all the Plans.

                (c) Subject to any written agreement among Parent, Holding, the Company and a payee executed prior to the Closing, Parent, Holding and the Company agree that payments calculated pursuant to the Life Re Corporation Long-Term Incentive Plan (the "LTIP") and related arrangements shall be made at the Closing (by wire transfer as directed by the respective payees) in the amounts indicated and to the employees listed on
 Schedule 5.9(c). The Company shall cause the LTIP to be terminated at the Effective Time, subject to the making of such payments.

                (d) For purposes of determining eligibility to participate, vesting and accrual or entitlement to benefits where length of service is relevant under any employee benefit plan or arrangement of the Surviving Corporation and its subsidiaries (or of Parent, Holding and their subsidiaries, to the extent an employee of the Company or its Subsidiaries shall become eligible to participate therein), employees of the Company and its Subsidiaries immediately prior to the Effective Time ("Affected Employees") shall receive service credit for service with the Company and any of its Subsidiaries to the same extent such service was credited under similar employee benefit plans and arrangements of the Company and its Subsidiaries; provided, however, that such service need not be credited to the extent that it would result in a duplication of benefits.

                (e) Parent, Holding and their respective subsidiaries will, or will cause the Surviving Corporation and its subsidiaries to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare plan maintained for the Affected Employees immediately prior to the Closing Date, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Closing Date.

                (f) Nothing in this Agreement (other than the first sentence of Section 5.9(b)) is intended to create any right of employment for any person or to create any obligation for Parent, Holding, the Surviving Corporation or their respective subsidiaries to continue any Plan following the Effective Time.

           5.10 Investment Portfolio. The Company shall cause the investments of the Subsidiaries to be maintained prior to the Effective Time in accordance with past investment policies and practices of the Subsidiaries in the ordinary course of business.

           5.11 Swiss Re America Holding Corporation. After the date hereof, Holding may opt to become a party hereto and otherwise to be bound by the terms hereof (the "Accession"). All references herein to the Agreement shall, after the Accession, mean this Agreement as executed and delivered by the Parent, the Company, the Merger Sub and Holding.

           5.12 Indemnification of Directors and Officers.

                (a) The certificate of incorporation and by-laws (or equivalent governing instruments) of the Surviving Corporation and each of its subsidiaries shall contain provisions no less favorable with respect to indemnification than are set forth in the certificate of incorporation and by-laws of the Company and its Subsidiaries, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Effective Time were directors, officers, agents or employees of the Company or any of its Subsidiaries or who were otherwise entitled to indemnification pursuant to the certificate of incorporation and by-laws (or equivalent governing instruments) of the Company or any of its Subsidiaries.

                (b) Holding and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (individually, an "Indemnified Person," and collectively, the "Indemnified Persons") against (i) all losses, claims, damages, costs, expenses, liabilities or judgements arising out of or relating to, or amounts that are paid in settlement (with the approval of the indemnifying party, which approval shall not be unreasonably withheld) of, or in connection with, any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer or the Company or any of its Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to or at or after, the Effective Time ("Indemnifiable Claims") and (ii) all Indemnifiable Claims based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement, the Merger or any other transaction contemplated hereby or thereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers, as the case may be (and Holding and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each Indemnified Person to the full extent permitted by law, subject to receipt of a written undertaking from such Indemnified Person to repay all amounts advanced in the event a final and non-appealable judicial determination is made that such person was not entitled to indemnification under DGCL). Any Indemnified Person wishing to claim indemnification under this Section 5.12(b), upon learning of any such claim, action, suit, proceeding or investigation, shall notify Holding and the Surviving Corporation (but the failure so to notify an indemnifying party shall not relieve it from any liability which it may have under this Section 5.12(b) except to the extent such failure prejudices such party). Indemnified Persons as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. Notwithstanding anything to the contrary contained herein, if the Accession does not occur, all references to Holding in this
 Section 5.12(b) shall instead by deemed to be to the Parent.

                (c) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect directors' and officers' liability insurance covering each Indemnified Person who is currently covered by the Company's directors' and officers' insurance with respect to claims arising from facts or events which occurred at or prior to the Effective Time, which insurance shall be no less favorable than such insurance maintained in effect by the Company on the date hereof in terms of coverage and amounts; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance; and, provided, further, that if annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

                (d) With respect to each Indemnified Person who is party to, or the beneficiary of, an agreement with the Company or any of its Subsidiaries providing for the indemnification of such person by the Company or any of its Subsidiaries in effect on the date hereof, the Surviving Corporation hereby agrees to be bound, and perform all obligations required to be performed, by the Company or any of its Subsidiaries under any such agreement.

                (e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and representatives.

                (f) With respect to the indemnification obligations of Holding contained in Section 5.12(b), in the event Holding disposes of all or substantially all of its assets or otherwise ceases to be sufficiently creditworthy to meet its obligations under Section 5.12(b), Parent agrees that it shall cause another of its wholly-owned Subsidiaries incorporated in the United States which is sufficiently creditworthy to assume the obligations of Holding under Section 5.12(b).


                                 ARTICLE 6

                                 CONDITIONS

           6.1 Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

                (a) this Agreement shall have been adopted by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with applicable law (the "Stockholder Approval");

                (b) no Legal Requirements shall have been enacted, entered, promulgated or enforced by any court or Governmental Entity that prohibit or prevent the consummation of the Merger;

                (c) (i) all consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Entity required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made (as the case may be), except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not (A) have a Material Adverse Effect on the Company or the Parent or (B) materially adversely affect the ability of the Company, the Parent, Holding or the Merger Sub to perform their respective obligations hereunder or the other agreements entered into in connection herewith and (ii) such consents, authorizations, orders and approvals shall be subject to no conditions other than (A) conditions customarily imposed by insurance regulatory authorities or (B) other conditions that could not reasonably be expected to have a Material Adverse Effect on the Company; and

                (d) any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated.

           6.2 Conditions to Obligation of the Parent, Holding and the Merger Sub. The obligation of the Parent, Holding and the Merger Sub to effect the Merger shall be subject to the fulfillment or waiver at the Effective Time of the following additional conditions:

                (a) the Company shall have performed in all material respects the covenants and obligations required to be performed by it under this Agreement on or prior to the Effective Time;

                (b) the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (except to the extent that any such representation or warranty had by its terms been made as of a specific date in which case such representation or warranty shall have been true and correct as of such specific date); and

                (c) the Parent shall have received a certificate signed by an executive officer of the Company to the effect of Sections 6.2(a) and
 (b).

           6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver at the Effective Time of the following additional conditions:

                (a) the Parent, Holding and the Merger Sub shall have performed in all material respects the covenants and obligations required to be performed by them under this Agreement on or prior to the Effective Time;

                (b) the representations and warranties of the Parent, Holding and the Merger Sub contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date; and

                (c) the Company shall have received a certificate signed by an executive officer of each of the Parent, Holding and Merger Sub to the effect of Sections 6.3 (a) and (b).


                                 ARTICLE 7

                                TERMINATION

           7.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Stockholder Approval:

                (a) By the mutual written consent of the Parent, Holding, the Merger Sub and the Company;

                (b)  By the Parent, Holding, the Merger Sub or the Company:

                     (i) if a court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and nonappealable; or

                     (ii) if the Effective Time shall not have occurred on or before January 31, 1999, provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill materially any covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

                (c) By the Parent, Holding, the Merger Sub or the Company, if the Stockholder Approval shall not have been obtained by reason of the failure to obtain the requisite vote at a duly held meeting of stockholders or at any adjournment thereof; and

                (d) By the Company if the Company receives a Superior Proposal and the Company Board determines in good faith, after consultation with outside counsel, that failing to terminate this Agreement would constitute a breach of the Company Board's fiduciary duty under applicable law.

           7.2  Procedure for and Effect of Termination.

                (a) In the event that this Agreement is terminated and the Merger is abandoned by the Parent, Holding or the Merger Sub, on the one hand, or by the Company, on the other hand, pursuant to Section 7.1, written notice of such termination and abandonment shall forthwith be given to the other parties and this Agreement shall terminate and the Merger shall be abandoned without any further action. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party under the terms of this Agreement except (i) with respect to the willful breach by any party hereto, and
 (ii) this Section 7.2, the third sentence of Section 5.3, and Article 8 shall survive the termination of this Agreement.

                (b) In the event that (i) this Agreement is terminated by the Company pursuant to Section 7.1(d) or (ii) (x) a Takeover Proposal shall have been made to the Company or any of its Subsidiaries or stockholders or any person shall have announced an intention (whether or not conditional) to make a Takeover Proposal, (y) this Agreement is thereafter terminated pursuant to Section 7.1(c) and (z) within 12 months following such termination the Company or any Subsidiary enters into an Acquisition Agreement with the person (or any affiliate of the person) who made or announced the intention to make such Takeover Proposal, then the Company shall promptly pay the Parent by wire transfer of same day funds a fee equal to $60 million.

                (c) The Company acknowledges that the agreements contained in Section 7.2(b) are an integral part of the transactions contemplated by this Agreement, and that the amounts to be paid pursuant thereto constitute liquidated damages and not a penalty.


                                 ARTICLE 8

                               MISCELLANEOUS

           8.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings ascribed to them in this
 Section 8.1:

                (a) "affiliate," with respect to any person, shall mean any person controlling, controlled by or under common control with such person and shall also include any person 10% or more of whose outstanding voting power is owned by the specified person either directly or indirectly through subsidiaries;

                (b) "including" shall, unless the context clearly requires otherwise, mean including but not limited to the items or things following such term;

                (c) "knowledge" or "best knowledge," with respect to the Company, shall mean the actual knowledge of Rodney A. Hawes, Jr., Douglas
 M. Schair, Jacques E. DuBois, Chris C. Stroup, W. Weldon Wilson, Alan D. Head and Robert L. Beisenherz;

                (d) "Material Adverse Effect," with respect to any person, shall mean a material adverse effect on the business, assets, liabilities, financial condition or results of operations of such person and its subsidiaries taken as a whole; provided, that a change in economic conditions (such as a movement in interest rates) that adversely affects the insurance industry generally shall not, by itself, be deemed a Material Adverse Effect in respect of the Company;

                (e) "person" shall mean and include an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof; and

                (f) "subsidiary," with respect to any person, shall mean any corporation 50% or more of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity 50% or more of the total equity interest of which, is directly or indirectly owned by such person. For purposes of this Agreement, all references to "subsidiaries" of a person shall be deemed to mean "subsidiary" if such person has only one subsidiary.

           8.2 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented, whether before or after stockholder approval, only by a written agreement signed by each of the parties hereto at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that after this Agreement is adopted by the Company's stockholders pursuant to Section 5.2, no such amendment or modification shall (a) alter or change the amount or kind of the consideration to be delivered to the stockholders of the Company,
 (b) alter or change any term of the certificate of incorporation of the Surviving Corporation to be effected by the Merger or (c) alter or change any of the terms or conditions of this Agreement if such alteration or change would adversely affect the stockholders of the Company.

           8.3 Waiver of Compliance; Consents. Any failure of the Parent, Holding or the Merger Sub, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Parent, Holding, the Merger Sub or the Company, respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this
 Section 8.3.

           8.4 Survival. The respective representations and warranties of the Parent, Holding, the Merger Sub and the Company contained herein shall not survive the Closing hereunder.

           8.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopier (with a confirmed receipt thereof) or registered or certified mail (postage prepaid, return receipt requested), and on the next business day when sent by overnight courier service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                (a)  if to the Parent, Holding or the Merger Sub, to:

                     Swiss Reinsurance Company
                     Mythenquai 50/60
                     CH-8002 Zurich
                     Switzerland
                     Attention:     Markus Diethelm
                     Telecopier:    411 285 4709

                     with a copy to:

                     Paul, Weiss, Rifkind, Wharton & Garrison
                     1285 Avenue of the Americas
                     New York, New York 10019-6064
                     Attention:     Albert P. Hand, Esq.
                                    David K. Lakhdhir, Esq.
                     Telecopier:    (212) 757-3990

                (b)  if to the Company, to:

                     Life Re Corporation
                     969 High Ridge Road
                     Stamford, Connecticut 06905
                     Attention:     W. Weldon Wilson, Esq.
                     Telecopier:    (203) 968-0920

                     with copies to:

                     Skadden, Arps, Slate, Meagher & Flom, LLP
                     919 Third Avenue
                     New York, NY 10022-3897
                     Attention: Morris J. Kramer, Esq.
                     Telecopier: (212) 735-2000

           8.6 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that the rights (but not the obligations) of Holding or Merger Sub may be transferred to any direct or indirect wholly owned subsidiary of the Parent with an appropriate amendment to this Agreement.

           8.7 Expenses. Whether or not the Merger is consummated, all fees, charges and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, charges or expenses.

           8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the choice of law principles thereof.

           8.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

           8.10 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

           8.11 Entire Agreement. This Agreement (including the schedules, exhibits, documents or instruments referred to herein) and the Confidentiality Agreement embody the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the parties, or between any of them, with respect to the subject matter hereof and thereof.

           8.12 No Third Party Beneficiaries. Except as provided in Sections 5.9(b), 5.9(c) or 5.12, this Agreement is not intended to, and does not, create any rights or benefits of any party other than the parties hereto.

           IN WITNESS WHEREOF, the Parent, the Merger Sub and the Company have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.


                                  SWISS REINSURANCE COMPANY


                                  By /s/ John J. Hendrickson
                                     Name:   John J. Hendrickson
                                     Title:  Member of Executive Board


                                  By /s/ Markus Diethelm
                                     Name:  Markus Diethelm
                                     Title: Member of Senior Management and
                                            General Counsel


                                  SWISS RE AMERICA HOLDING CORPORATION


                                  By
                                     Name:
                                     Title:


                                  SRC ACQUISITION CORP.


                                  By /s/ John J. Hendrickson
                                     Name:  John J. Hendrickson
                                     Title: Vice President


                                  LIFE RE CORPORATION


                                  By /s/ Rodney A. Hawes, Jr.
                                     Name:  Rodney A. Hawes, Jr.
                                     Title: Chairman of the Board, Chief
                                            Executive Officer and Office
                                            of the Chairman